SNIPP INTERACTIVE INC.

SNIPP INTERACTIVE ANNOUNCES MANAGEMENT AND BOARD CHANGES TO GEAR IT FOR THE NEXT LEVEL OF GROWTH

August 7th, 2015

TSX Venture Exchange

Trading Symbol: SPN

BETHESDA, MARYLAND - Snipp Interactive Inc. (TSX VENTURE: SPN) ("Snipp"), an international provider of marketing promotions, rebates and loyalty solutions listed on the TSX Venture Exchange, is pleased to announce key management and board changes that best position the company to scale and continue to grow rapidly.

Atul Sabharwal, CEO of Snipp said, “We are really excited about the changes we have made because they better align the company for the next phase. We more than four times the size we were a year ago both in terms of people and revenues, and we expect growth to continue apace. I want to thank everyone for the hard work they have done so far and in advance for the work they will all be doing in their new roles!"

Mr. Ram Ramkumar will take over from Ritesh Bhavnani as independent Chairman of the Board. Mr. Ramkumar has a 25+ year career as a successful business entrepreneur and has held numerous senior management and board level positions at several different publicly-listed companies, experience which will be invaluable as the company enters its next stage of growth.

Mr. Ramkumar said, “I am delighted to deepen my commitment to Snipp and bring my expertise to bear as the company evolves. The company is on a tremendous growth trajectory and management has shown its ability to execute well. The promotions industry is ripe for significant disruption and consolidation and Snipp is very well positioned to continue to grow and eventually become a significant player in the industry."

Ritesh Bhavnani, co-founder will formalize his executive role in the company as President, Snipp Interactive. He will continue to work closely with CEO and co-founder, Atul Sabharwal and focus on overseeing product, operations, engineering and back-office functions.

Baris Karodogan, former CEO of HIP Digital Media, which was recently acquired by Snipp, has been appointed COO of Snipp. Mr. Karodogan was the CEO of HIP for seven years and prior to that was a venture capitalist for ten years at U.S. Venture Partners and at Fuse Capital. In his new role, he will be overseeing all key operations for the combined company including project management, client services delivery, customer service, processing operations, finance and HR.

John Fauller has been appointed EVP of Product and Innovation. In his new role, Mr. Fauller will be responsible for overseeing short term product development priorities as well as looking out into the future and shaping the product vision out into the future, both through internal development and partnerships.

Michael Dillon, a Board Member, who has 20+ years of promotions industry experience, has also taken on a consulting role at the company to help drive future sales and oversee certain key sales initiatives. As a result he is no longer an independent board member.

Visit www.snipp.com/management for profiles of senior management and www.snipp.com/board-members/ for profiles of the Company’s Board of Directors.

About Snipp:

Snipp’s technology platform enables brands to drive customer engagement and purchase. Our solutions include loyalty, rebates, receipt processing, rewards, promotions, and data analytics. We provide our clients with a full spectrum of services including creative, program conceptualization, technology, legal, rewards provisioning, fulfillment and reporting. We have created hundreds of cutting-edge programs for Fortune 500 brands and world-class agencies.

Snipp is headquartered in Washington DC, with offices across the United States, Canada, Ireland, the Middle East and India. We are a publicly listed company and were selected to the TSX Venture 50® for 2015, a collection of the strongest companies on the TSX Venture Exchange. In June 2015, Snipp acquired Hip Digital Media Inc., a leading digital rewards platform.

FOR FUTHER INFORMATION PLEASE CONTACT:

Press Enquiries:

Atul Sabharwal

CEO

415-595-7151

atul@snipp.com

Investor Relations:

Jaisun Garcha

CFO

1-888-99-SNIPP

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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